

NEWS RELEASE

15301 w. 109TH Street, Lenexa, KS 66219   Phone: 913-647-0158   Fax: 913-647-0132
investorrelations@elecsyscorp.com

FOR IMMEDIATE RELEASE:

Contact: **Michael J. Meyer**
                 (913) 647-0158, Phone
                 (913) 647-0132, Fax
                 investorrelations@elecsyscorp.com

ELECSYS CORPORATION REPORTS A 39% INCREASE IN SECOND QUARTER SALES

Lenexa, Kansas (November 26, 2002) - Elecsys Corporation (AMEX: ASY), with its wholly-owned subsidiary DCI, Inc. ("DCI"), today reported increases in sales, gross margin and operating income for the second quarter and year-to-date periods ended October 31, 2002.

Three-month results for the period ended October 31, 2002:
        Sales for the quarter ended October 31, 2002 were $2,776,000, a 38.6% increase over sales of $2,003,000 in the prior year period. The increase was primarily due to strong sales in the electronic assembly and hybrid electronic product lines.
        Gross margin was 35.5% of sales, as compared to 14.8% of sales for the three-month period ended October 31, 2001, and well above the Company's target range due to a large increase in revenue from a high-margin electronic assembly customer, increased margins in our LCD resale business and lower labor costs as a result of process improvements.
        Selling, general and administrative expenses ("SG&A") for the quarter declined to $730,000, down 40.4% from the same period a year ago, due in part to an $83,000 decrease in operating expenses from continued cost management and reduction efforts. SG&A expenses in the comparable quarter last year were adversely affected by a $375,000 restructuring charge and the amortization of goodwill. The adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* on May1, 2002 resulted in goodwill no longer being amortized. Goodwill amortization totaled $36,000 in the comparable quarter of 2001.
        Operating income for the period was $256,000, as compared to an operating loss of $928,000 recorded in the prior year period.
        As a result of the above, net income was $218,000, or $0.08 per share, for the quarter, as compared to the net loss of $1,613,000, or $(0.59) per share, recorded in the prior year period.

Year to date results for the period ended October 31, 2002:
        Sales totaled $5,620,000 for the first half of the Company's fiscal year, a 53.6% increase over the comparable year to date period in 2001. The increased sales were attributable to strong sales in two of our main product lines, electronic assembly and hybrid electronic products.

Gross margin was 33.1% as compared to 22.7% in the first six months of the prior fiscal year. The increase in gross margin was due to improved labor efficiencies and a favorable product mix.

SG&A expenses were $1,472,000. In the six-month period ended October 31, 2001, these expenses totaled $1,902,000, and included $375,000 in restructuring charges and $72,000 in goodwill amortization. Due to the adoption of SFAS No. 142 as of May 1, 2002, goodwill is no longer amortized and no goodwill amortization expense is included in the six-month period ended October 31, 2002.

Year to date operating income was $386,000 as compared to an operating loss of $1,071,000 for the prior year to date period.

Net loss for the year to date period ended October 31, 2002, amounted to $1,307,000, or $(0.47) per share, including the $1,618,000 charge for goodwill impairment as a result of the adoption of SFAS No. 142, as compared to a net loss of $1,899,000, or $(0.69) per share, for the six-month period ended October 31, 2001.

Michael J. Meyer, Chairman, said, "We are extremely pleased with the second quarter results. DCI is exceeding its planned results at this point in the year because our competitive advantage in manufacturing hybrid electronic components and our commitment to high service levels is being well received by new and existing customers. Because we do not expect the gross margin achieved in the second quarter to be sustainable, we do not expect results for the second half of the year to be at these levels. In addition, second half profits will be negatively impacted by expenses we will incur ahead of revenues generated, as a result of our previously announced intent to acquire certain assets of Crystaloid Technologies, Inc. We still expect to complete that transaction on or before December 31, 2002 and expect the acquisition to be accretive to earnings in the fiscal year beginning May 1, 2003."

Elecsys Corporation, through wholly owned subsidiary DCI, Inc. ("DCI"), manufactures and imports custom liquid crystal displays (LCDs) and provides electronic manufacturing services for Original Equipment Manufacturers in the medical, aerospace, industrial and consumer product industries. Through its unique capabilities to manufacture hybrid electronic assemblies, such as integrating LCD displays with electronic components, the company offers a compelling single-source solution to its customers at a lower overall total cost. For more information, visit our websites at www.elecsyscorp.com and www.dciincorporated.com.

Elecsys Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2002	2001	2002	2001
Sales	$2,776	$2,003	$5,620	$3,660
Cost of products sold	1,790	1,707	3,762	2,829
Gross margin	986	296	1,858	831
Selling, general and administrative expenses	730	1,224	1,472	1,902
Operating income (loss)	256	(928)	386	(1,071)
Other income (expense):				
Interest expense	(40)	(102)	(78)	(215)
Other income, net	2	--	3	175
Income (loss) from continuing operations and before cumulative effect of accounting change	218	(1,030)	311	(1,111)
Loss on sale of discontinued operations	--	(291)	--	(291)
Loss from discontinued operations	--	(292)	--	(497)
Income (loss) before cumulative effect of accounting change	218	(1,613)	311	(1,899)
Cumulative effect of accounting change	--	--	(1,618)	--
Net income (loss)	$ 218	$(1,613)	$(1,307)	$(1,899)
Income (loss) per share information:				
Basic and diluted				
Continuing operations before cumulative effect of accounting change	$0.08	$(0.37)	$0.11	$(0.40)
Loss on sale of discontinued operations	--	(0.11)	--	(0.11)
Discontinued operations	--	(0.11)	--	(0.18)
Cumulative effect of accounting change	--	--	(0.58)	--
Net income (loss) per share	$0.08	$(0.59)	$(0.47)	$(0.69)
Weighted average common shares outstanding:				
Basic and diluted	2,791	2,734	2,790	2,752

Elecsys Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share data)

	October 31, 2002 (Unaudited)	April 30, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,094	$ 778
Accounts receivable, less allowances of $61 and $43, respectively	1,195	1,099
Inventories	1,588	1,786
Prepaid expenses	42	63
Total current assets	3,919	3,726
Total property and equipment, net	2,678	2,714
Other assets, net	63	72
Goodwill	--	1,618
Total assets	$ 6,660	$ 8,130
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 669	$ 974
Accrued expenses	534	427
Total current liabilities	1,233	1,401
Long-term debt, less current portion	2,320	2,317
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized shares - 5,000,000;		
Issued and outstanding shares – none	--	--
Common stock, $.01 par value:		
Authorized shares - 10,000,000;		
Issued and outstanding shares - 2,791,331 and 2,786,081 at October 31, 2002 and April 30, 2002, respectively	28	28
Additional paid-in capital	8,140	8,138
Accumulated deficit	(5,061)	(3,754)
Total stockholders' equity	3,107	4,412
Total liabilities and stockholders' equity	$ 6,660	$ 8,130